MORNINGSTAR | DBRS

Description of the Rating Procedures and Methodologies Used by DBRS

Description of Integration of DBRS and Morningstar Credit Ratings Methodologies

On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). At that time, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). DBRS and MCR are in the process of integrating their credit rating services under the brand name DBRS Morningstar. On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on that date, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, in which capacity MCR operates today.[1] Credit ratings determined by MCR on financial institutions (e.g., banks), corporate issuers and asset-backed securities on, before or after December 30, 2019 (and not previously withdrawn) are now deemed issued by DBRS in accordance with DBRS's Form NRSRO and, thereby, retain their status as NRSRO ratings. This section provides a general description of the application of the Integration of Analytical Activities Global Procedure ("Integration Procedure") governing the analytical integration activities in respect of DBRS's policies and procedures relating to its methodologies.

The Integration Procedure was prepared by DBRS and MCR jointly and approved by each of the Methodology Review Committee of the DBRS Board and the Regulatory Governance Board of MCR on August 8, 2019. It provides for, among other things, an evaluation by DBRS and MCR of the relevant methodologies in use by either credit rating agency and for the selection of the methodologies to be used (i) by either NRSRO while operating separately and (ii) by DBRS as the consolidated NRSRO.

To implement the Integration Procedure, DBRS and MCR select methodologies on a sector-by-sector basis. When a methodology selection is made in a sector, it is announced to the market by a press release. The application of the Integration Procedure in any particular sector may result in the selection of (a) an existing DBRS methodology or an existing MCR methodology or (b) a newly developed or updated methodology. Accordingly, DBRS and MCR may select, and DBRS may apply an existing MCR methodology to issue or monitor DBRS credit ratings. For certain asset classes, MCR and DBRS have selected, and DBRS has applied an existing MCR methodology to issue or monitor DBRS credit ratings, and it may do so with respect to other asset classes in the future.

In each case, the methodology selected for use by DBRS will have been previously designed, developed and approved by an NRSRO, including review and approval by the relevant independent review function and the relevant NRSRO board. At DBRS, the Independent Review Function and Methodology Review Committee will have reviewed and approved the selected DBRS methodology. At MCR, the MCR Criteria Committee and the MCR Regulatory Governance Board will have reviewed and approved the selected MCR methodology. The use by DBRS of the methodologies selected pursuant to the Integration Procedure is expected to continue following the completion of the consolidation within a single NRSRO registration.

Generally, upon the announcement of a methodology selection for use by the consolidated NRSRO in

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[1] Please see the related press release of DBRS and MCR at: dbrsmorningstar.com/research/352723/dbrs-and-morningstar-credit-ratings-consolidating-registrations-with-us-securities-and-exchange-commission.

an asset class, MCR places its ratings for that asset class under review with the notation "Under Review–Analytical Integration Review" with the expectation that such ratings will be withdrawn in the future. The "Under Review-Analytical Integration Review" notation signifies that the relevant rating action is taken in relation to the consolidation of MCR and DBRS into a single U.S. registration and is not for credit reasons. Following the placement of the relevant MCR ratings under review, DBRS reviews the relevant MCR-rated issuers or obligations with a view to potentially issuing DBRS ratings applying the methodology selected pursuant to the Integration Procedure. Any rating that DBRS may issue in those circumstances becomes the successor to the corresponding MCR rating upon the withdrawal of the MCR rating.

The MCR methodologies selected for use by DBRS are published on DBRS's website on the "Understanding Ratings – Methodologies & Criteria" page at www.dbrsmorningstar.com, along with all DBRS methodologies then in use. If application of the Integration Procedure results in the application of a new or updated methodology, that methodology will be developed, reviewed and approved in accordance with DBRS's policies and procedures.

For further information and a description of MCR's Rating Procedures and Methodologies, please see Annex A to this Exhibit 2.

Overlapping Asset Classes

While DBRS and MCR are integrating their credit rating operations, DBRS and MCR each may have a separate methodology to apply to transactions or issuers in an asset class (each, an "Overlapping Asset Class") at any given time. MCR's rating opinions on transactions or issuers in an Overlapping Asset Class, which are assigned or monitored (as applicable) in accordance with MCR's applicable rating methodology, may not be of comparable credit quality as DBRS's rating opinions on new or outstanding transactions or issuers in that Overlapping Asset Class assigned or monitored (as applicable) in accordance with DBRS's applicable methodology.

Description of the Rating Procedures and Methodologies Used by DBRS

DBRS provides independent credit rating services for financial institutions, corporate and sovereign entities (**Corporate Finance**) and structured finance (**Structured Finance**) products and instruments, which include, but are not limited to: issuing and monitoring public and private credit ratings; conducting credit related assessments; conducting evaluations of originators, servicers and other relevant parties; preparing ratings related research such as press releases, pre-sale reports, rating reports, and surveillance reports; publishing rating Methodologies[2] and other similar reports; and selling subscriptions to credit ratings and certain research products, data and/or information.

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[2] A **Methodology** is an approach that sets forth the framework DBRS uses to determine and monitor credit ratings and other opinions. Methodologies describe quantitative and qualitative analytical considerations, key rating assumptions, fundamental factors and other criteria, as appropriate and is not an all-inclusive list of the considerations and factors included in DBRS's ratings and other opinions. For Structured Finance, a Methodology may also incorporate one or more predictive models that are a substantial component of a Methodology.

What is a Credit Rating?

Credit ratings[3] are forward looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity, security and/or obligations. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to issuers, entities, securities and/or obligations can change. Credit ratings are also based on approved and applicable Methodologies, which are periodically updated and when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk and are not based on expectations of any specific default probability, nor are they meant to predict such.

DBRS does not provide investment advice and a DBRS credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision making process, which is credit risk. They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DBRS credit ratings are underpinned by a wide range of policies and Methodologies. Ratings policies are generally published on the "Understanding Ratings – About Rating" page at dbrsmorningstar.com, and are further supported by detailed internal procedures. Methodologies are published on the "Understanding Ratings – Methodologies & Criteria" page at dbrsmorningstar.com.

This Exhibit 2, which is divided into two parts, briefly describes the rating procedures and Methodologies DBRS uses to determine credit ratings.

Part A of this Item outlines the policies and procedures DBRS uses to determine credit ratings, including unsolicited ratings. These policies and procedures include those for:

- determining whether to initiate a credit rating;

- using public and non-public sources of information, including information and analysis provided by third-party vendors;

- reviewing information pertaining to assets underlying or referenced by a security or money market instrument issued by an asset pool, or as party of any asset-backed or

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[3] Credit ratings can be public or private. In addition, ratings can relate to specific securities or money market instruments, or evaluate the fundamental creditworthiness of an issuer (i.e., a "issuer rating"). Ratings may also be provisional, indicative, or "point-in-time". For more information, see Credit Ratings Global Policy.

mortgage backed securities transaction;

- the rating committee processes, including a discussion of DBRS's interactions with the management of a rated obligor or issuer of rated securities or money market instruments;

- informing rated obligors or issuers of rated securities or money market instruments about credit rating decisions and for appeals of credit rating decisions;

- publishing ratings and issuing presale reports, rating reports and press releases;

- monitoring, reviewing and updating credit ratings; and

- other rating actions and disclosures made by DBRS, including its policies for placing ratings "Under Review" and the discontinuance of its ratings coverage.

Part B of this Item describes the quantitative and qualitative models, methodologies and metrics DBRS uses by which credit ratings of other rating agencies are treated to determine credit ratings for securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgaged-backed securities transaction.

PART A – GENERAL RATING POLICIES AND PROCEDURES

1. Rating Process Initiation

As outlined in "The Rating Process" section (section 6 below), DBRS initiates the rating process to either provide ratings coverage of an issuer upon the request of an issuer, sponsor or third party, or to provide depth of coverage within an industry or sector.

2. Sources of Information Used in Determining Credit Ratings

DBRS uses a variety of data and information in its analysis and determination of ratings. Data and information is obtained from sources that a reasonable person would consider to be reliable. Sources of data and information typically include the issuer and/or its agent(s). Credit ratings are only assigned when there is sufficient data and information available to support a rating(s) on an ongoing basis until a rating is discontinued.[4]

DBRS has expectations regarding the data and information it should receive from, or on behalf of, issuers for each industry, sector, geographic region and asset class it rates. If appropriate, for example, with respect to Structured Finance ratings, such expectations typically include: the time period covered by the data; loan level characteristics; pool stratifications, pool eligibility criteria, and certain key ratios including delinquency, default and loss. Data and information received is reviewed against expectations in terms of overall completeness and completeness for each asset class in the form of a "reasonableness review" that is appropriate for the data and information received. The "reasonableness review" may include: (1) checking the data and information for overall completeness, and/or (2) assessing consistency with the DBRS data and information expectations set forth in an applicable

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[4]   Certain ratings, such a point in time ratings, are not monitored. For more information, see Credit Ratings Global Policy.

Methodology(ies). The "reasonableness review" is expected to be conducted in accordance with related DBRS policies and procedures. However, data and information on which DBRS bases its opinion are not audited or verified by DBRS.

DBRS refrains from assigning credit ratings, and will discontinue-withdraw outstanding ratings, where there is a lack of sufficient data and information; the quality of information is not sufficient; or the complexity of the structure of a new type of financial instrument or structured product, or the quality of information raises serious questions as to whether a credible credit rating can be provided.

— *Structured Finance – Rating Information Disclosed per SEC Rule 17g-5*

When DBRS is engaged to assign a rating to securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction, DBRS generally discloses specific information about the transaction on a password-protected Internet web site that it makes available to other nationally recognized statistical rating organizations who have furnished DBRS with an appropriate certification regarding their use of the information (**Non-Hired NRSROs**). DBRS also obtains written representations from the arranger of such Structured Finance products that it will make all the information it gives to DBRS to determine an initial rating or to monitor that rating available to the Non-Hired NRSROs through its own password-protected web site, which enables Non-Hired NRSROs to provide unsolicited rating opinions on the subject securities.

In accordance with the terms of the applicable regulatory requirements, DBRS does not provide this disclosure with regard to ratings initiated and paid for by investors, or certain ratings with respect to securities or money market instruments issued by non-US persons if the transaction in question occurs outside of the United States.

3. The Rating Symbol

DRBS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of "exactly" the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by Under Review statuses, Rating Trends and the comments and opinions referenced in DBRS press releases, rating reports and other publications.

DBRS differentiates ratings of certain Structured Finance products from traditional Corporate Finance ratings through the use of a different rating symbol modifier: (sf). The (sf) modifier indicates that the rating is for the relevant Structured Finance product; it does not change the meaning or definition of the rating in any way and does not change the risk of the particular Structured Finance product.

DBRS marks the ratings of the following Structured Finance instruments with the "(sf)" modifier:

- Asset-backed securities (ABS)
- Asset-backed commercial paper (ABCP)
- Residential mortgage-backed securities (RMBS)
- Single- and multi-tranched collateralized debt obligations and credit default swaps
- (CDSs) with the exception of single-name CDSs.

- Commercial mortgage-backed securities (CMBS)
- Multi-tranched insurance securitizations
- Structured investment vehicles (SIV)
- Repackaged instruments where any of the underlying assets is a Structured Finance instrument

See also: *DBRS Implements Global Structured Finance Modifier*

4. DBRS Rating Scales

The vast majority of DBRS ratings fall under two primary scales:

(1)   Virtually all long-term credit ratings use the DBRS long-term obligations scale with symbols ranging from AAA (highest credit quality) to C (very highly speculative).

(2)   The scale for commercial paper and short-term ratings ranges from the highest credit quality of R-1 (high) to the highly speculative category of R-5.

In addition, DBRS uses other rating scales to assign and monitor credit ratings, including:

- preferred share rating scale (Canadian scale only)
- credit fund rating scale
- national scale credit ratings
- financial strength rating scale, and
- expected loss rating scale.

DBRS rating scales also have "D" and "SD" classifications to signify default and selective default respectively as defined by DBRS.

For further detail on DBRS Rating Scales, including a comparison of the DBRS short-term and long-term ratings scales, refer to the "About Ratings - Rating Scales" page at dbrsmorningstar.com.

5. DBRS Unsolicited Credit Ratings

In the United States and Canada, DBRS defines an **unsolicited credit rating** to be a credit rating that is:

- not made at the request of, nor initiated by, the issuer, rated entity or other third party; and
- assigned without participation by the issuer, rated entity or other third party.

For greater clarity, if the issuer does not make a request for or initiate the credit rating but participates in the credit rating process, the credit rating is considered a solicited rating.

In the European Union, DBRS defines an unsolicited credit rating to be a credit rating that is not requested by the issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS on behalf of a rated entity, and could include, among others, an originator, arranger or sponsor.

Unsolicited credit ratings, which may be public or private, are only assigned when sufficient information is available to support the analysis and to monitor the rating on an ongoing basis. Unsolicited credit ratings are determined in accordance with established DBRS policies, procedures and methodologies, and are covered by its conflicts of interest and unfair, coercive or abusive business practices, policies and procedures.

Unless otherwise stated, DBRS credit ratings are solicited. There are certain disclosures that must be included in press releases, presale reports and rating reports for unsolicited credit ratings as outlined in the applicable related unsolicited credit rating procedures.

6. The Rating Process

— DBRS Analyst Teams

DBRS analysts work within specific industries and product groups in the Corporate Finance and Structured Finance business sectors. Each entity rated by DBRS is normally covered by a team of two or more analysts (one of whom acts as "lead analyst") who may work together on the rating, attend meetings with the issuer's senior management, and make a recommendation with regard to a rating action. The analysts also monitor outstanding DBRS Corporate Finance ratings, while outstanding Structured Finance ratings may be monitored by either the original analytical team or by one or more dedicated surveillance analysts.

— Rating Committees

All DBRS credit ratings are determined by rating committees. DBRS uses rating committees to make these determinations primarily because rating committees:

- provide rating decisions that are a reflection of DBRS's opinion, rather than the view of an individual analyst or analysts;

- make rating decisions that are based on sufficient information, incorporate both global and local considerations, and apply approved methodologies;

- provide a checkpoint for actual and perceived conflicts of interest among analysts; and

- standardize the rules, procedures and documentation processes to drive efficiency and consistency with respect to rating decisions.

Rating committees have member composition requirements, which vary depending upon a number of factors, including, but not limited to, the nature of the issue or rating action under consideration, the Corporate Finance industry sector and the type of Structured Finance transaction. Rating committees are comprised of experienced and knowledgeable analytical personnel. Rating committees typically meet on an as-needed basis, such as when new rating coverage is initiated, as rating actions are requested or rating events occur, in accordance with DBRS policies and procedures.

— The Corporate Finance Rating Process

While there can be minor differences in the rating process across different jurisdictions and product lines, outlined below are general principles and the steps generally taken during the Corporate Finance rating process:

(1) Initial Contact
In most cases, DBRS is contacted by the issuer, its investment banker or dealer and is requested to conduct a corporate rating.

(2) Letter of Engagement
To formalize the rating assignment, DBRS generally requests the issuer to confirm the terms of the engagement.

(3) Information on the Issuer
Relevant information about the issuer is obtained from a variety of sources, including the issuer and third parties, for the purposes of conducting the rating analysis.

(4) Meeting with Management
DBRS generally conducts one or more management meetings to understand all relevant aspects of the issuer's business. In addition to learning more about the issuer and its financing plans, the areas outlined in the applicable Methodologies are addressed when speaking with senior management.

(5) Draft Rating Report
Following analysis of the information obtained, a draft rating report is typically prepared.

(6) Rating Committee
The analysis, draft rating report (if prepared), proposed rating and other applicable material are submitted to the rating committee, which determines the rating.

(7) Review by the Issuer
Subject to regulatory requirements, DBRS may provide the issuer, arranger and/or their respective agent with a draft press release, presale report or rating report for review prior to publication. The purpose of this review is to confirm the factual accuracy of the document and to identify any confidential, material non-public or sensitive information that might otherwise be inadvertently disclosed.

(8) Publishing
DBRS may publish a form of disclosure for public ratings (press release, presale report and/or final rating report) as part of the rating process. Private ratings may be conveyed by means of a rating letter.

(9) Surveillance
In accordance with DBRS policies and procedures, surveillance activities are conducted by DBRS analysts. Issuers and sponsors/servicers are expected to supply data and information over the life of the rating. The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which must be obtained from reasonably reliable sources as part of the surveillance process.

In accordance with applicable regulations, DBRS reviews its outstanding ratings as on at least an annual basis. Surveillance activities that result in a rating action being taken on public ratings are published on dbrsmorningstar.com in accordance with DBRS policies and procedures.

— *Structured Finance Rating Process*

While there can be minor differences in the rating process across different jurisdictions and product lines, outlined below are general principles and the steps generally taken during the Structured Finance rating process.

(1) Initial Contact
In most cases, DBRS is contacted by the issuer, its investment banker or dealer and is requested to conduct a Structured Finance rating.

(2) Letter of Engagement
To formalize the rating assignment, DBRS generally requires the sponsor to confirm the terms of the engagement.

(3) Information on the Issuer or Sponsor
DBRS evaluates the issuer's or sponsor's proposed transaction terms and pool of assets to be securitized, and may consider information from third party sources.

(4) Structural and Legal Review
The sponsor typically provides DBRS with legal documents for DBRS to evaluate the consistency of the legal structure with the DBRS legal criteria.

(5) Draft Rating Report
A presale or rating report may be drafted which focuses on the rating rationale and the structural features of the transaction or program, the roles performed by various parties as well as the structural risk mitigants that exist within the transaction or program.

(6) Rating Committee
The analysis, draft rating report (if prepared), and proposed rating are submitted to the rating committee that determines the rating.

(7) Review by the Issuer, Sponsor and/or Agent
Subject to regulatory requirements, DBRS may provide an issuer, arranger and/or their respective agent with a draft press release, presale report or rating report for review prior to publication. The purpose of the review is to confirm the factual accuracy of the document and to identify any confidential, material non-public, or sensitive information that might otherwise be inadvertently disclosed.

(8) Publishing
DBRS may publish a form of disclosure for public ratings (press release, presale report and/or final rating report) as part of the rating process. Private ratings may be conveyed by means of a rating letter.

(9) Surveillance
In accordance with DBRS policies and procedures, surveillance activities are conducted by DBRS analysts. Issuers and sponsors/servicers are expected to supply data and information over the life of the

rating. The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which must be obtained from reasonably reliable sources as part of the surveillance process. DBRS does not audit the information it receives in connection with the rating process, and it does not and cannot independently verify that information in every instance.

In accordance with applicable regulations, DBRS reviews its outstanding ratings as on at least an annual basis. Surveillance activities that result in a rating action being taken on public ratings are published on dbrsmorningstar.com in accordance with DBRS policies and procedures.

7. DBRS Ratings Appeal Policy

An issuer, sponsor or any other related entity that requests a rating may request an appeal of a DBRS rating action before it is published when material new information is provided to DBRS.

DBRS considers rating appeals on a case by case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

8. Publishing Ratings and Issuing Press Releases

Press releases cover topics including, but not limited to, DBRS public rating opinions, new and updated rating Methodologies, the availability of industry-specific studies and commentaries, and significant regulatory-related events.

DBRS endeavors to issue all press releases in a timely manner, placing a high priority on informing the public of its public credit rating opinions as soon as possible following the rendering of the decision by the Rating Committee.

9. Rating Actions and Commentaries

— *Rating Actions*

Credit ratings may be assigned, upgraded, downgraded, placed "Under Review", confirmed or discontinued.

(1) Ratings "Under Review"

DBRS maintains surveillance of the entities that it rates and therefore all ratings are monitored on an ongoing basis. When a significant event occurs that directly impacts the credit quality of a particular entity or group of entities, DBRS attempts to provide a prompt rating opinion. However, if there is uncertainty regarding the outcome of the event, and DBRS is unable to provide an objective, forward-looking opinion in a timely fashion, the rating(s) of the issuer(s) are placed "Under Review" with the appropriate implication designation of "positive", "negative" or "developing".

DBRS may place ratings "Under Review" in situations where there has been no major announcement or event for the issuer, but in the opinion of DBRS the current rating may no longer be appropriate, for example as a consequence of a change in the credit status or results of the issuing entity and/or the outlook for the industry. In most such cases, where additional time is required for further analysis,

DBRS places the rating "Under Review".

DBRS may also place a rating "Under Review" if DBRS has announced that one or more of its Methodologies that apply to such a rating is being revised and the announcement indicates that the outcome of the ratings affected by the revision is to be taken at a later time after the Methodologies have been approved.

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

(2) Ratings "Interest in Arrears"

On occasion, there will be Structured Finance transactions or deals, such as those involving CMBS, where interest payments are in arrears but the cumulative or on-going shortfall is expected to be ultimately recoverable or paid. Where the interest shortfall is a question of timing in the short term, and not of ultimate payment, DBRS notes this with the 'Interest in Arrears' rating action for the class affected. An example where this may occur is where one or more of the loans within the CMBS deal have been subject to an appraisal reduction event, which is a structural feature within CMBS which prompts a servicer to advance a partial payment based on a lower valuation. This event may cause a particular class to have an interest shortfall, however the interest is ultimately recoverable at the time the loan is resolved.

Using this action allows DBRS to recognize that the interest shortfall does not impact the overall credit quality and to maintain an appropriate credit risk rating.

(3) Rating Trends

DBRS uses "rating trends" for its ratings in the Corporate Finance sector, pension funds and the global CMBS sector. Rating trends provide guidance in respect of an opinion of DBRS regarding the outlook for the rating in question. Rating trends have three categories - "Positive", "Stable" or "Negative". The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in certain cases as it relates to the Corporate Finance sector, unless challenges are addressed by the issuer.

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

(4) Discontinued Ratings

When an entity retires all of its outstanding securities within a particular category and has no plans to reissue in the near future (e.g., commercial paper, long-term debt, or preferred shares), DBRS discontinues the rating. DBRS may also discontinue a rating where the rated debt is no longer in the public market, where a defeasance structure removes the credit risk of the issuer as a consideration, where the debt comes to be held by a few large institutions that do not want ongoing DBRS ratings, or where DBRS elects to discontinue its rating coverage of a particular entity or security.

To reflect the two general types of discontinued actions, DBRS uses "Discontinued - Repaid" and "Discontinued - Withdrawn".

In the specific case where an issuer's ratings have been downgraded to "D", DBRS may maintain or discontinue the rating. In rendering this decision, DBRS will consider the value for investors of DBRS continuing to have ratings coverage of the issuer, and the likelihood of the rated debt being upgraded as the default situation is remedied, which may include a debt restructuring action. In cases where neither of these factors support continuing coverage, the rating will generally be discontinued.

See also: *Default Definition*

— ***Commentaries***

A commentary is a method by which DBRS may make its opinions known to the market without taking a rating action. DBRS issues a commentary, in the form of a short press release or a longer document, to address situations that may have implications for a specific issuer, a group of issuers or an entire industry, often following a release of new information or an announcement.

PART B – QUANTITATIVE AND QUALITATIVE MODELS, METHODOLOGIES AND METRICS USED BY DBRS

1. Rating Philosophy and Principle

DBRS considers the following when determining credit ratings:

(a) Rating Through the Cycle Philosophy

Credit ratings provide forward looking assessments of the credit quality of an issuer or debt obligation. DBRS takes a longer-term "rating through the cycle" view of an issuer or debt obligation that seeks to look through the current phase of economic cycles in assessing the longer run performance of an issuer and avoid changing ratings with each phase of an economic cycle. Consequently, credit rating changes are more likely to occur when it is clear that a structural change in the economy has occurred impacting certain issuers or the phase of the cycle has revealed weaknesses or strengths in the creditworthiness of an issuer.

(b) Hierarchy Principle

When rating long-term debt, DBRS considers the ranking of each debt class relative to adjacent debt classes and to the issuer's debt structure to determine whether rating distinctions are warranted, noting that the starting point for such ranking is typically the issuer rating or the most senior level of debt.

When issuers have classes of debt that do not rank equally, in most cases, lower ranking classes receive a lower DBRS rating in relation to the most senior debt class or issuer rating, subject to certain exceptions. With respect to corporate ratings (excluding ratings for the financial institutions, sovereigns and infrastructure sectors), DBRS generally assigns a credit rating that is one notch lower for each successive level of subordination. The issuer rating typically remains unchanged.

Where there is little debt outstanding in a senior debt class relative to an issuer's overall debt burden, and DBRS has a degree of comfort that the issuer will not be increasing the debt class in the future, DBRS may assign the same credit rating to the senior and junior tranches as the presence of the senior debt class may be deemed to not be materially adverse to the interests of the junior debt class. For investment grade credits, the materiality threshold is generally 10%, such that a one notch differential would generally be warranted when senior debt exceeds 10% of total debt.

See also: *Credit Ratings Global Policy*

2. Methodologies

Methodologies are reviewed on a periodic basis and updated, as necessary. The public is advised of material changes to Methodologies and the implications to outstanding ratings, and Methodologies are generally available on the "Understanding Ratings – Methodologies & Criteria" page at dbrsmorningstar.com.

Methodologies are reviewed by Corporate Finance and Structured Finance criteria committees, as applicable. Generally speaking, a criteria committee is responsible for

- reviewing and approving new, and updates to existing, Methodologies prior to final approval by the independent review function (**IRF**) and certain DBRS boards of directors or a committee of those boards, when applicable, for publication and use by DBRS in accordance with applicable regulations;

- reviewing that material changes to Methodologies are applied consistently to all relevant outstanding ratings within a reasonable period of time after final approval in accordance with applicable regulations;

- determining the appropriate method for dissemination of Methodologies, which may include request for comment periods, in accordance with applicable regulations and DBRS policies and procedures;

- reviewing and opining on the feasibility of providing a rating for a new industry, new product or new asset class that is significantly different from the industries, products and asset classes DBRS currently rates;

- for those class of obligors, securities or money market instruments that DBRS has not previously rated, determining that DBRS has sufficient competency, access to necessary information and resources to rate these types of obligors, securities or money market instruments; and

- in the case of Structured Finance criteria committees, reviewing and opining on the classification or reclassification of certain predictive models, cash flow engines and analytical tools.

All criteria committees are comprised of experienced Analytical Personnel.

DBRS has implemented an IRF which is responsible for periodically reviewing and approving new and existing Methodologies and any significant changes made thereto. The IRF reports to the DBRS Board of Directors or Supervisory Board that has been established in each of the jurisdictions in which DBRS operates.

(a) Corporate Finance Methodologies

The following is a sample list of some of the broader areas covered by Corporate Finance Methodologies:

- Banks & Trusts
- Credit Unions & Building Societies
- Insurance
- Non-Bank Financials
- Public Finance
- Project Finance
- Sovereigns
- Provinces & Municipalities
- Universities
- Infrastructure

- Auto & Auto Suppliers
- Consumers
- Utilities & Independent Power
- Energy
- Industrials
- Natural Resources
- Real Estate
- Telecom/Media/Technology
- Transportation

A list of all current Corporate Finance Methodologies may be found on the "Understanding Ratings – Methodologies & Criteria" page at dbrsmorningstar.com.

Overview of Quantitative and Qualitative Inputs – Corporate Finance

As noted above, in general terms, ratings are opinions that reflect the creditworthiness of an issuer, a security or an obligation. They are opinions based on forward-looking measurements that assess an issuer's ability and willingness to make timely payments on outstanding obligations (whether principal, interest, dividend, or distributions) with respect to the terms of an obligation. In assigning a rating to a particular issuer or security, DBRS attempts to consider all meaningful factors that could impact the ability to maintain timely payment of interest and principal in the future.

The DBRS approach considers the major areas of business risk and financial risk as the key building blocks, and then allows for the possible impact of issues such as ranking, covenants and collateral to determine the rating. The business risk includes many qualitative factors while the financial risk considers mostly quantitative factors. As discussed within individual Methodologies, most Corporate Finance ratings at DBRS are based on a mixture of non-exhaustive quantitative and qualitative considerations. Moreover, the order of importance of the various considerations outlined in each Methodology can and does change with time and by issuer. In many cases, there is an overlap, as quantitative considerations must be understood in the context of the situation, including subjective considerations. Allowing for this overlap, many Methodologies note that the business risk assessment will have greater weight than the financial risk in an issuer rating. However, at the low end of the rating scale, the overall financial and liquidity strength will often play a larger role.

— *Qualitative Inputs – Corporate Finance*

DBRS Corporate Finance Methodologies often start with an assessment of the strengths and challenges inherent in the issuer's industry sector. Typical broad considerations at the industry level will often include profitability (and/or cash flow) of the wider industry; the competitive landscape; stability and in some cases regulation. While key factors are not exhaustive, Methodologies attempt to provide clarity on the key elements for the industry and similar to the assessment of financial risk, ranges, the latter often include a comparison of expected performance versus rating categories. Most Methodologies note that considerations for the strength or weakness of management, boards, governance and the relevant sovereign ratings can be important considerations. There are cases where a weak or strong parent or related entity may be a meaningful consideration. Most issuers will also be assessed with respect to a variety of liquidity aspects that can include the funding philosophy, ability to access markets and the availability of alternative sources of funds.

— *Quantitative Inputs– Corporate Finance*

DBRS Corporate Finance Methodologies will typically reference key financial metrics and in most cases will also provide ranges expected for specified credit ratings within this assessment of the entities financial risk profile. For base corporate industries, ratios typically include key cash flow and coverage metrics. Industries such as government, financial institutions and public finance will each have their own unique metrics. In general, all areas will typically have similar types of metrics across standard areas such as debt / leverage, coverage, profitability and liquidity. As possible, numerical comparisons of key data and metrics with peer competitors is a standard part of the ratings process. Where applicable, assessments may include consideration for off-balance-sheet items, derivatives, the quality of the capital structure and bank-lines. Individual security ratings will consider relative ranking.

— *Monitoring Existing Corporate Finance Ratings*

As noted above, DBRS generally updates its outstanding Corporate Finance ratings at least on an annual basis. Surveillance activities are generally conducted by DBRS analysts in accordance with DBRS policies and procedures. Issuers and sponsors/servicers are expected to supply data and information over the life of the ratings. The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which may be obtained from reasonably reliable sources as part of the surveillance process.

Surveillance activities that result in a rating action being taken on public ratings are published on dbrsmorningstar.com in accordance with DBRS policies and procedures.

When DBRS makes a material change to a Corporate Finance Methodology, it applies the updated Methodology to its existing ratings.

See also: *Corporate Finance Ratings Surveillance Global Policy*

(b) Structured Finance Methodologies

DBRS has established Methodologies that address the structural features common to many jurisdictions in addition to the spectrum of sectors or asset classes typically securitized. Ratings for Structured Finance vehicles reflect an opinion of the ability of the transaction to fund repayment to investors according to each security's stated payment obligation. The asset classes include pools of relatively homogeneous assets, such as credit card receivables, retail auto loans and leases and student loans. In some cases, assets pools may be comprised of more heterogeneous assets, such as commercial mortgage loans or securities and loans that serve as collateral for collateralized debt obligation securities.

Each Methodology typically considers the following key analytical considerations: (1) the types of legal structures used and legal opinions reviewed by DBRS; (2) the quality of participants, including the seller and/or loan originators, the servicer of the assets, the collateral manager, notably if the financing is actively managed, in addition to other types participants that DBRS deems material from a credit risk perspective; (3) asset quality; (4) the types of funding structures; (5) the types and amounts of available credit enhancement and; (6) financial viability of the transaction.

For those Methodologies for which a model constitutes a substantial component, the Methodologies include a rating process diagram and set forth what would constitute a material deviation from the rating implied by the model output.

The following list is a sample of DBRS published sector specific and cross-jurisdictional Methodologies:

- ABCP
- Auto ABCP
- CMBS
- Commercial Mortgages
- Covered Bonds
- Credit Card & Consumer Lending
- Equipment
- RMBS
- Split Shares & Funds
- Structured Credit
- Structured Finance
- Student Loans

A list of all current Structured Finance Methodologies may be found on the "Understanding Ratings – Methodologies & Criteria" page at dbrsmorningstar.com.

Overview of Qualitative and Quantitative Inputs - Structured Finance

When assigning a rating to a particular class or tranche of a Structured Finance transaction, DBRS considers the factors, both qualitative and quantitative, that could impact the ability of the relevant issuer to repay investors. The following considerations provide an overview of the key quantitative and qualitative information that DBRS considers when rating securities.

— *Qualitative Inputs – Structured Finance*

The qualitative components for assigning a rating may include inputs that include a review of the transaction parties and counter-parties. Notably, other qualitative factors may include the quality of the seller's financial condition, operational capabilities, the transaction's legal structure and documentation, and the ability of the seller to provide ongoing reporting. This reporting details the current performance of the transaction. To gain additional insight into the seller's financial condition, DBRS Structured Finance Group may liaise with the Corporate Finance Group.

DBRS reviews the legal structure chosen by the issuer, specifically the structure of the special purpose vehicle (**SPV**), the characteristics of the SPV and the transaction's legal opinions. The purpose of this qualitative input is to assess the bankruptcy remoteness of the SPV from the seller of the assets. Depending on the transaction type, the legal opinions rendered may include a true sale opinion, non-consolidation opinion and first perfected security interest opinion. Also, depending on the transaction type, the legal documents reviewed may include the trust indenture, administration agreement, purchase and sale agreement, pooling and servicing agreement and other key agreements with various transaction participants i.e. interest rate swap counterparties.

Within the legal documents, DBRS typically considers the following:

- Asset eligibility criteria including the following key items: concentrations; delinquency and default attributes of assets in the pool; rights of set-off; and/or presence of liens or encumbrances;
- Bankruptcy remoteness provisions;
- Cash flow waterfalls;
- Covenant package provided by the seller and the strength of any indemnities;
- Seller representations and warranties;
- Performance based triggers that may divert payments to investors who hold higher priority debt;
- Credit ratings and downgrade provisions relating to institutions providing transaction support, such as hedge counterparties, liquidity providers or credit enhancers;
- Servicing and back-up servicing obligations; and
- If applicable, the nature and form of liquidity back-up facility.

— *Quantitative Inputs – Structured Finance*

From a quantitative perspective, DBRS analysis typically incorporates an evaluation of the asset pool and financial structure, which is used to evaluate the amount of available credit enhancement for each rating level. For financial structures that rely on cash flows for repayment, DBRS generally evaluates the cash flow scenarios for each rating assigned.

The data and information reviewed by DBRS may include loan level data, pool stratifications that break down the components of the pool's characteristics in addition to an issuer's historical performance data, including delinquencies, defaults, repossessions and losses. DBRS may also consider the following items when evaluating an asset pool:

- Volatility with regards to historical performance metrics;
- Historical prepayment rates;
- Diversification with regards to the obligor base and the presence of various pool concentrations;
- Default probabilities, recoveries and correlations extracted from historical credit performance data;
- Performance of comparable asset pools;
- Evaluation of the sensitivity of performance to external factors;
- Monte Carlo or other simulations projecting future performance; and
- The contractual repayment terms of the assets.

DBRS may also determine the stress assumptions to be applied to the expected cash flow profile under contractual as well as differing default, loss and prepayment scenarios. As warranted, the cash flow scenarios also incorporate stresses with regards to the level of interest rates, basis and currency risks, if not hedged by a derivative counterparty. The cash flows also reflect transaction performance tests and thresholds as described in the legal documents. These tests may act to dynamically increase transaction protections by building credit enhancement or restricting the excess cash flow released back to the seller.

— *Internal Assessments – Structured Finance*

An Internal Assessment is an opinion regarding the creditworthiness of an issuer, security or transaction, as applicable. They are typically private and used as an input into a different rating; for example, an Internal Assessment of a financial institution (acting as an account bank or a hedge counterparty) used as part of a structured finance rating.

Internal Assessments are typically assigned using the Long-Term Obligations Scale, but are not credit ratings, and are generally denoted using the DBRS rating scales definitions with the addition of an asterisk.

Internal Assessments are assigned by Internal Assessment review committees, and may be determined (1) by using public ratings issued and maintained by other credit rating agencies, (2) based on DBRS's own analysis or (3) using a combination of both. DBRS has developed internal criteria for determining what public rating should be used when multiple public ratings may be available.

— *Monitoring Existing Ratings – Structured Finance*

As noted above, DBRS typically monitors all of its outstanding Structured Finance ratings on a periodic basis. DBRS generally applies Methodologies consistent with those used in determining the initial rating for all Structured Finance asset classes, however different assumptions or additional criteria may be applied and/or actual performance may be considered during the surveillance process. A rating committee may be convened when credit events occur, or otherwise as warranted.

When DBRS implements a material change to one of its Methodologies for determining initial ratings, it subsequently applies the material change to existing ratings through the surveillance process to the extent the material change is applicable.

DBRS uses a separate team for initial credit ratings and ongoing surveillance of Structured Finance transactions, wherever feasible. Overlap of analysts from both teams may occur in the rating analysis and rating committee process.

See also: *Structured Finance Ratings Surveillance Global Policy*

<u>Annex A</u>



Morningstar Credit Ratings, LLC

Policies and Procedures used in determining credit ratings

➢ Description of Integration of MCR and DBRS Methodologies

➢ General Description of Credit Rating Process



Description of Integration of MCR and DBRS Methodologies

On July 2, 2019, Morningstar, Inc. completed its acquisition of DBRS, Inc. (DBRS). At that time, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). DBRS and MCR are in the process of integrating their credit rating services under the brand name DBRS Morningstar. On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on that date, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, in which capacity MCR operates today. [1] Credit ratings determined by MCR on financial institutions (e.g., banks), corporate issuers and asset-backed securities on, before or after December 30, 2019 (and not previously withdrawn) are now deemed issued by DBRS in accordance with DBRS's Form NRSRO and, thereby, retain their status as NRSRO ratings.

This section provides a general description of the application of the Integration of Analytical Activities Global Procedure ("Integration Procedure") governing the analytical integration activities in respect of MCR's policies and procedures relating to its methodologies.

The Integration Procedure was prepared by DBRS and MCR jointly and approved by each of the Methodology Review Committee of the DBRS Board and the Regulatory Governance Board of MCR on August 8, 2019. It provides for, among other things, an evaluation by DBRS and MCR of the relevant methodologies in use by either credit rating agency and for the selection of the methodologies to be used (i) by either NRSRO while operating separately and (ii) by DBRS as the consolidated NRSRO.

To implement the Integration Procedure, DBRS and MCR select methodologies on a sector-by-sector basis. When a methodology selection is made in a sector, it is announced to the market by a press release. The application of the Integration Procedure in any particular sector may result in the selection of (a) an existing DBRS methodology or an existing MCR methodology or (b) a newly developed or updated methodology. For certain sectors, MCR and DBRS have selected, and MCR has applied an existing DBRS methodology to issue or monitor MCR credit ratings, and it may do so with respect to other sectors in the future.

In each case, the methodology selected for use by MCR will have been previously designed, developed and approved by an NRSRO, including review and approval by the relevant independent review function and the relevant NRSRO board. At DBRS, the Independent Review

---

[1] Please see the related press release of MCR and DBRS at
ratingagency.morningstar.com/PublicDocDisplay.aspx?i=p2C6sN6uwOY%3d&m=i0Pyc%2bx7qZZ4%2bsXnymazBA%3d%3d&s=LviRtUKXqs8kml5dHt7FTeE2SZmY0Fvqd4iX49Mk%2f9UapyiFTEO6TA%3d%3d.



Description of Integration of MCR and DBRS Methodologies

Function and Methodology Review Committee will have reviewed and approved the selected DBRS methodology. At MCR, the MCR Criteria Committee and the MCR Regulatory Governance Board will have reviewed and approved the selected MCR methodology.

Generally, upon the announcement of a methodology selection for use by the consolidated NRSRO in a sector, MCR places its ratings for that sector under review with the notation "Under Review–Analytical Integration Review" with the expectation that such ratings will be withdrawn in the future. The "Under Review-Analytical Integration Review" notation signifies that the relevant rating action is taken in relation to the consolidation of MCR and DBRS into a single U.S. registration and is not for credit reasons. Following the placement of the relevant MCR ratings under review, DBRS reviews the relevant MCR-rated issuers or obligations with a view to potentially issuing DBRS ratings applying the methodology selected pursuant to the Integration Procedure. Any rating that DBRS may issue in those circumstances becomes the successor to the corresponding MCR rating upon the withdrawal of the MCR rating.

The DBRS methodologies selected for use by MCR are published on MCR's website on the "Methodologies and Guidelines" page at ratingagency.morningstar.com/.

For further information and a description of DBRS's Rating Procedures and Methodologies, please see the rest of this Exhibit 2 of DBRS's Form NRSRO, which is published on DBRS's "Global Regulatory Affairs" page at dbrs.com/regulatory.

Overlapping Asset Classes

While DBRS and MCR are integrating their credit rating operations, DBRS and MCR each may have a separate methodology to apply to transactions or issuers in an asset class (each, an "Overlapping Asset Class") at any given time. MCR's rating opinions on transactions or issuers in an Overlapping Asset Class, which are assigned or monitored (as applicable) in accordance with MCR's applicable rating methodology, may not be of comparable credit quality as DBRS's rating opinions on new or outstanding transactions or issuers in that Overlapping Asset Class assigned or monitored (as applicable) in accordance with DBRS's applicable methodology.



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

General Description of Credit Rating Process

Table of Contents

This description provides a general overview of the Credit Rating process for Morningstar Credit Ratings, LLC (MCR).

Initiation of a Credit Rating

It is at the sole discretion of MCR to initiate a Credit Rating. The request for a Credit Rating can come from (i) an issuer or arranger, (ii) an investor, or (iii) MCR itself. For requests made by issuers, arrangers, or investors, MCR would be compensated pursuant to the terms of an agreement with such party. For issuer or arranger requests, this agreement would also provide that MCR receive certain information relevant to its credit analysis. Credit Ratings initiated by MCR that may be provided without the full participation of the issuer (or in the case of a new-issuance transaction, the arranger) are considered Unsolicited Ratings.

Information Used in the Credit Rating Process

MCR reviews and relies on certain information provided to it, to the extent enumerated in the respective Ratings Report, and the applicable methodologies and criteria for the transaction. This may include information available on an issuer or arranger website, information provided by third-party vendors, publicly available information, investor reporting, or other sources MCR considers reliable. The applicable ratings methodology establishes more specifically the information required for a rating. The methodologies can be found on MCR's public website.

Unless otherwise required under MCR's policies and procedures, MCR does not independently verify or perform due diligence on the information described above. In addition, MCR does not audit or verify the truth or accuracy of any such information. As a result, any Ratings Reports provided by MCR related to such information are made without representation or warranty of any kind.

Quantitative and Qualitative Models

Most of MCR's Credit Rating methodologies incorporate quantitative Models that facilitate the determination and analysis of credit stress scenarios and their impact on scheduled principal and interest due on the rated securities or issuers, and/or the mapping of such scenarios and outcomes to specific MCR ratings. The Models vary in complexity from simple calculation tools, formulas, and spreadsheets to stochastic engines. Model inputs and other analytical assumptions may be derived using either qualitative or quantitative methods, and Model inputs and outputs are subject to qualitative adjustments based on our analysts' credit judgment.

Quantitative Models that are incorporated into a Credit Rating methodology are subject to an independent review and approval process prior to being put into use. MCR's Model Risk Management Committee (MRMC), which is responsible for providing oversight over all Model review activities in accordance with MCR's Model Governance Policy, evaluates and approves new and updated quantitative Models. Such activities may include but are not limited to validation, verification, benchmarking, back testing, and/or user acceptance testing. The MRMC determines the scope and depth of the review for a specific Model based on certain risk based criteria that are contained in the Model Governance Policy.

New and updated quantitative Models and the rating methodologies that incorporate them are subject to further review and final approval prior to being put into use by the Morningstar Criteria Committee and the Board (or similar body that carries out oversight of MCR pursuant to regulatory requirements). Once approved and put into use, new or updated methodologies and quantitative Models are applied consistently to both new and existing ratings in accordance with the terms of such methodologies and Models.

All existing Models are also subject to ongoing periodic reviews, the frequency and scope of which the MRMC are determines in accordance with risk based criteria that are contained in the Model Governance Policy.

Methodologies Regarding Credit Ratings of Other Agencies

Unless otherwise stated in the particular methodologies, criteria, or Ratings Reports, MCR generally does not use the Credit Ratings of other rating agencies in the determination of its ratings.

Procedures for Interacting with Management

When interacting with the management of an issuer or obligor, MCR analysts gather information by asking pertinent questions and encouraging open discussions with the agents of an issuer or obligor regarding their credit strengths and weaknesses and trends in their industries. MCR analysts should be prepared to explain during these inquiries and discussions the relevance of the questions to MCR's credit analysis, how the issuer's or obligor's responses may be used in MCR's analysis, and our policies with respect to Confidential Information.

Issuers or obligors may choose to provide documents that are nonpublic in nature or discuss topics that are confidential. However, it is ultimately up to the issuer or obligor whether to participate in the Credit Rating process and to determine what Nonpublic Information it will allow MCR to publish. Although this Nonpublic Information, if relevant, will be incorporated into the credit rating issued, the information discussed or provided will remain confidential, when indicated by the issuer or obligor.
MCR analysts rely on the agents of the issuers and obligors they rate to provide reliable information to the securities markets and to MCR. If MCR has inadequate information to provide a Credit Rating, it may decline to provide a rating or withdraw a current rating, as described below under Withdrawal of Credit Ratings.

Originators, Servicers, Asset Managers, and Other Transaction Parties

MCR may consider specific characteristics and capabilities of key transaction parties when rating certain types of structured securities. For example, an originator's asset origination and credit underwriting performance, operational and administrative capabilities, and financial profile may influence MCR's determination of an ABS or RMBS credit rating. Likewise, MCR assesses the capabilities and track record of an asset manager when rating managed CLO transactions. MCR's rating methodologies for specific asset classes, where applicable, address how these transaction parties may impact our ratings analysis.

Committee Process

The committee process is an important internal control mechanism for promoting the quality of MCR's Credit Ratings and for preserving the integrity of MCR's Credit Rating process. Determinations of Credit Ratings and any subsequent changes thereto are issued through ratings committees that require a majority vote of the committee's voting members. No individual analyst can assign or change a particular Credit Rating without a majority committee vote.

Committees for Credit Ratings changes require a minimum of three members.

Each ratings group consists of credit analysts led by an analytical group head. Generally, the analytical group head or designee of the applicable ratings group designates voting eligibility based on the depth and breadth of the analysts' experience. Although ratings committees typically will consist of members of the same analytical group, members from other analytical groups may be asked to vote in a ratings committee, as permitted or determined appropriate by the applicable analytical group heads and MCR's Ratings Committee Policy.

Sometimes after a ratings committee meeting has taken place, MCR may receive new information regarding the transaction, issuer, or Security. The MCR analytical groups are not required to take this new information to the committee unless it might result in a difference in the Credit Ratings.

Credit Rating Decisions and Dissemination

MCR posts its Credit Rating Actions to its public website, except for Private Credit Ratings. The ratings solicitation status and other required SEC Rule 17g-7 disclosures are also available on MCR's public website.

For public structured finance ratings on a new-issuance transaction, MCR generally prepares a presale report, which contains the preliminary ratings and the material considerations and analysis related to the transaction, before it issues the final Credit Rating. Important considerations for any presale report or analogous document that MCR prepares are the scope, date of such report, review performed, and parameters related to the information in this report. These items are typically contained in the presale report or referenced therein. The presale report is posted on MCR's public website, and, within one business day, a rating announcement of the preliminary ratings is issued.

Upon the close of a structured finance transaction, MCR issues final ratings. When the preliminary ratings remain unchanged, and/or there are no new credit considerations that are significant, material, or adverse that surface before the issuance of final ratings, MCR provides a ratings letter to the issuer and posts its confirmation of the final ratings to MCR's public website. If there are changes to the preliminary ratings and/or considerations that are significant, material, or adverse in nature, in lieu of a final ratings confirmation, MCR prepares a postsale report describing the changes and posts it to MCR's public website. Following the posting of the final ratings confirmation or postsale report, a rating announcement is released on MCR's public website within one business day containing the final rating in addition to the final rating confirmation or the postsale report.

Additionally, for structured finance transactions, under no circumstances should a new issuance rating and associated rating announcement be released until the applicable new issue team has confirmed that the issuer or arranger has indicated that the preliminary prospectus or offering memorandum has been distributed or has otherwise received consent by the issuer or arranger to release the rating consistent with MCR's policies or the engagement agreement with the applicable issuer or arranger.

For new corporate and financial institution ratings, MCR will issue a rating announcement on its public website within one business day of the release of the related rating action.

For all structured finance, as well as corporate and financial institution ratings, MCR will also post to its public website any subsequent surveillance information for issuer/arranger requested ratings. The Credit Ratings, other opinions and identifiers in MCR's surveillance Ratings Reports are as of its publication date. The most recently available Credit Ratings, other opinions and identifiers for the applicable transaction can be found on MCR's public website. In addition, a rating announcement is issued on MCR's public website within one business day following the release of any surveillance updates to Credit Ratings and ratings under review.

As a courtesy, MCR may provide the issuer and/or arranger with an advance copy of its presale report, ratings letters, postsale reports, or certain surveillance Ratings Reports, usually 12 hours prior to its intended publication time. The issuer or arranger has the opportunity to provide comments to clarify any factual errors, omissions, or other misperceptions that could affect the Credit Ratings, or to prevent the unintentional disclosure of Confidential Information. If MCR does not receive a response within the 12-hour time frame, it will presume the issuer or arranger had no comments to provide and will proceed with publication (presuming proceeding would not violate any other confidentiality obligations MCR has). MCR will consider comments but is not obligated to make changes. MCR will not accept comments regarding Credit Ratings or the substance or scope of the Ratings Report or letter. Any consideration of these comments resulting in material rating changes, if any, are subject to a majority vote of the committee discussed above.

Subscription-Based Service

MCR maintains an investor-paid subscription service that provides research (non-ratings) on most U.S. CMBS transactions. A general description of this non-ratings service may be found on MCR's public website at morningstarcreditratings.com.

Subscribers to MCR's investor-paid subscription service can find the current Credit Ratings, other opinions and identifiers (where applicable) on MCR's subscription website. For those transactions for which MCR was selected to rate by the issuer or arranger at issuance, the most recent Credit Ratings, other opinions and identifiers will also be posted publicly to MCR's website for the applicable transaction.

Private Credit Ratings

Private Credit Ratings are Credit Ratings that are prepared for a restricted audience and are not made publicly available by MCR. MCR typically provides Private Credit Ratings directly to the requesting party via a ratings letter. Private Credit Ratings are generally conducted in accordance with MCR's policies, procedures, and methodologies, subject to any qualifications, caveats, and parameters set forth in, or provided with, the ratings letter. Ratings letter templates used to disseminate Private Credit Ratings must be approved by the legal department.

Types of Credit Ratings

For other types of credit ratings, please refer to MCR's Types of Credit Ratings Procedures.

Monitoring, Updating, and Reviewing Credit Ratings

General. Except for Credit Ratings clearly identified as Point in Time Ratings, once a Credit Rating is published, MCR will monitor the Credit Ratings on an ongoing basis or as it deems appropriate and will modify the Credit Ratings as necessary to reflect changes in MCR's opinion on creditworthiness. Unless performance triggers prompt a ratings surveillance review, all monitored Credit Ratings are reviewed at least once every 12 months as part of an annual surveillance reviews, or by rating committee. Surveillance reviews will be performed by each ratings group based upon the MCR Surveillance Review Standard Guidelines. If the review process concludes that a Credit Rating Action may be necessary, a committee will be convened to evaluate the Credit Rating and take any necessary Credit Rating Action. Changes to Rating Outlooks (Corporates and Financial Institutions only) require a committee. Any review subject to the 12 months requirement that is conducted after the same calendar month of the following year from the last Rating Action Date will be considered late.

At minimum a review memo will be prepared by at least one analytical member by the applicable primary rating group or by an assigned analyst. The review memo will be reviewed at minimum by one senior analyst with chair rights and one analyst with voting rights. Where a surveillance review concludes that the existing Credit Rating may be subject to a change, the Credit Rating will be promptly referred to a rating committee. If such review concludes there is no likelihood of ratings change, then there is no need to convene a rating committee. All ratings must be reviewed by a rating committee no later than three years after the last rating committee. Any review subject to the 3 year requirement that is conducted after the same calendar month of the following year from the last Rating Action Date will be considered late. However, ratings which are Under Review at the time of the 3 year anniversary of the last rating committee do not require an annual review by a rating committee.

Rating Agency Confirmations. As part of its monitoring of structured finance Credit Ratings, MCR may receive a request for a Rating Agency Confirmation (RAC) letter. A RAC letter issued by MCR confirms, post-closing, that a proposed amendment, structural change, or other action or event with respect to a securitized transaction will not, in and of itself, result in a qualification, downgrade, or withdrawal of the current letter ratings of the rated deal certificates. If MCR is requested to provide a RAC for a transaction it rated at issuance, MCR at its sole discretion, may decline to review the RAC request or provide a RAC letter or deny to provide a RAC letter because it believes the request may impact the rating(s). MCR will not perform a RAC for those transactions MCR did not rate at issuance. RAC letters do not constitute any consent, approval, agreement, advice or affirmation with respect to the reason behind a RAC request. In addition, any no downgrade letters and analysis related thereto by MCR does not address: (i) whether the proposed change or amendment is permitted, consistent, or otherwise approved under the rated transaction documents; (ii) any benefits or effect of the proposed change or amendment on the obligation's holders or parties to any rated transaction documents or any such parties interests; and/or (iii) any considerations enumerated or otherwise addressed pursuant to the no downgrade letter and the Ratings letters and Reports issued in connection with the transaction. Any ratings of the rated transactions remain subject to, and qualified by, MCR's Ratings letters and Reports.

Models. The Models, methodologies, and criteria MCR uses in monitoring its Credit Ratings are generally the same as those used for the initial rating, except as noted therein. Most of the distinctions result from differences in the credit-relevant information available at various points in the life of the obligor or obligation. For instance, certain information, such as delinquency rates, may exist only during the monitoring period.

When a Credit Rating methodology, inclusive of any related Model is revised, MCR applies the changes to all affected ratings as soon as reasonably practicable following the effective date of publication of the revised methodology.

Withdrawal of Credit Ratings

Credit Ratings may be withdrawn at any time for any reason. Reasons for withdrawing Credit Ratings could include but are not limited to: the inadequacy of information reporting, a lack of investor interest, an underlying financial obligation that is no longer outstanding, the dissolution or merger of the issuer, a credit rating methodology that is no longer appropriate because of the reduction of the size of the collateral pool, or other business purposes MCR deems appropriate. For additional information, refer to Withdrawn Ratings section of the *Morningstar Credit Ratings Definitions and Other Related Opinions and Identifiers* on Morningstar's website (morningstarcreditratings.com Ratings / Surveillance | Methodologies and Guidelines | Current tab)

Decisions to withdraw Credit Ratings are generally made by the applicable ratings committee. Any withdrawal of a Credit Rating of an issuer or obligor or of a Security that is paid in full or defaulted generally does not require a rating committee. Withdrawals of Credit Ratings for lack of adequate information or for business reasons do not typically require a ratings committee unless a committee was not held in the past 90 days or there is not documented evidence in the rating file of ongoing analytical monitoring. For public ratings, a rating announcement is issued on MCR's public website for rating withdrawals except for withdrawals resulting from full pay-offs.

Key Controls

Control Objective	Control Description	Control Owner(s)	Frequency	Business Unit
Create a clear audit trail of key steps taken in the Credit Rating process.	Each step/action taken in the Ratings Workflow System is recorded by the system to create an audit trail.	Information Technology	Each rating action	All MCR Analytical Groups
Ensure that code changes in Ratings Workflow System and MCR website work	Any code release to production that might impact MCR ratings goes through a cooperative and extensive review in our beta	Analytical Group Heads, Information Technology	Ad-hoc	All MCR Analytical Groups

appropriately prior to production release.	environment before it gets rolled out to production.			
Rating announcement is required for all public rating actions.	IT will ensure a rating announcement is available on the MCR's public website along with the Ratings Report except for withdrawals resulting from full pay-offs.	Information Technology	Each public rating action	All MCR Analytical Groups
Committees for Credit Ratings changes require a minimum of three members.	Any updates to letter ratings and removal of under review status will be presented to a ratings committee that has a minimum of three members, with all actions approved by a majority of the committee members.	Analytical Group Heads, Information Technology	Each rating action	All MCR Surveillance Groups
Ensure adherence to policy requirements for initiating, monitoring, determining and publishing Credit Ratings.	MCR has a Ratings Committee Policy in place; Quality leads an annual training on the policy that is required of all Analytical Staff.	Quality	Annual	Quality
Ensure information accuracy of all Ratings Reports and safeguard Confidential Information.	MCR will typically provide the issuer and/or arranger with an advance copy of its Ratings Report prior to its intended publication time. Where feasible, the issuer or arranger will have the opportunity to provide comments to clarify any factual errors, omissions, or other misperceptions that could impact the Credit Ratings, or to prevent the unintentional disclosure of Confidential Information. The Analysts review the feedback, which may or may not be incorporated to the final publication.	Analytical Group Heads	Each rating report	All MCR New Issue Analytical Groups
Except for Credit Ratings clearly identified as Point in Time Ratings, once a Credit Rating is published, MCR will	All deals entered into the Transaction Tracking Form or Ratings Tracking Form are monitored. Monitoring activities include reviewing data, checking for any breach	Analytical Group Heads	Monthly	All MCR Analytical Groups (excluding CMBS)

monitor the Credit Ratings on an ongoing basis as it deems appropriate and modify the Credit Ratings as necessary to reflect any changes in MCR's opinion on the creditworthiness of the Security or issuer.	of deal-specific or issue-specific triggers, to identify trends in performance that may require a formal review prior to the date set in the Transaction Tracking Form or Ratings Tracking Form.			
MCR reviews their monitored Credit Ratings at least once every 12 months.	After final ratings are assigned, the lead analyst should ensure that the pertinent surveillance information is entered into an asset group specific Transaction Tracking Form or Ratings Tracking Form. For Structured Finance, after publishing the surveillance Ratings Report and the Ratings announcement (if required), the surveillance analyst (or his/her designee) should add the date of the surveillance action to the Transaction Tracking Form along with the next 10-month and one-year mark that will provide a window for the next surveillance action in the event no upgrades or downgrades are warranted at an earlier date. For Private / confidential Credit Ratings, the next 10-month and one-year mark should be measured from the date that the Surveillance Committee votes on any recommended upgrade, downgrade or affirmation.	Analytical Group Heads	Ad-hoc	All MCR Analytical Groups (excluding CMBS)
MCR reviews their monitored Credit Ratings at least once every 12 months.	Technology is responsible for providing the analytical groups the appropriate Transaction Tracking Form or Ratings Tracking form. The Analytical group head (or his/her designee) is responsible for	Analytical Group Heads, Information Technology	Ad-hoc	All MCR Analytical Groups (excluding CMBS)

	checking the Transaction Tracking Form or Ratings Tracking Form to ensure that timely surveillance actions are completed.			
MCR reviews their monitored Credit Ratings at least once every 12 months.	A CMBS surveillance group head or designee runs and reviews periodic reports on deals that are coming due per 12 months surveillance requirements. And as a result of this periodic review, deals are prioritized for surveillance reviews. As part of this review a Credit Rating Action may be subject to change where a rating committee will convene to determine whether a Credit Rating Action is appropriate.	Analytical Group Heads	Bi-Weekly	CMBS Surveillance
MCR reviews their monitored Credit Ratings at least once every 12 months.	Quality runs monthly CMBS surveillance queries, to monitor timely surveillance.	Quality	Monthly	CMBS Surveillance
With the exception of Credit Ratings clearly identified as Point in Time Ratings, once a Credit Rating is published, MCR will monitor the Credit Ratings on an ongoing basis as it deems appropriate and modify the Credit Ratings as necessary to reflect any changes in MCR's opinion on the creditworthiness of the Security.	The timeline for when a deal is due for annual review is built into the analyst workstation in the Ratings Workflow System for CMBS Surveillance. Analysts receive daily system-generated alerts starting two months prior to the anniversary date.	Information Technology	Ongoing	All MCR Structured Finance Analytical Groups
Ensure adherence to policy requirements to ensure quality and integrity of Credit Ratings.	Each analytical group develops and maintains a procedure manual on activities that includes asset group specific controls.	Analytical Group Heads	Ongoing	All MCR Analytical Groups

Decisions to withdraw Credit Ratings on individual securities or transactions are generally made by the applicable ratings committee. Any withdrawal of a Credit Rating of an issuer or obligor or of a Security that is paid in full does not require a ratings committee. Withdrawals of Unsolicited Ratings for business reasons do not typically require a ratings committee.	Lead Analysts should notify analytical group heads on their proposals to withdraw any rating. Analytical group heads will determine if a ratings committee is necessary. For CMBS Surveillance, a ratings withdrawal queue will automatically populate based on tranche balances going to zero. The committee reviews the automated recommendations and approves them.	Analytical Group Heads	Ad-hoc	All MCR Surveillance Groups
Ensure transparency and prevent selective disclosure.	Investors may access MCR's most recently available letter-grade ratings on all transactions it covers through the "Ratings" link of MCR's public website, which also allows investors to access by CUSIP the current letter-grade ratings on securities.	Information Technology	Ongoing	All MCR Analytical Groups
Ensure quality and integrity of our surveillance standards.	Analysts are responsible for periodically reviewing information received and updating their analysis and the related ratings as needed. This information is reviewed through a committee process if applicable per Ratings Committee policy.	Analytical Group Heads	Ongoing	All MCR Surveillance Groups
Ensure quality and accuracy of Credit Ratings being disseminated.	An editorial checklist is in place to perform checks for consistency, completeness prior to them being disseminated to the MCR's public website and other Morningstar platforms as well as to ensure timeliness of public distribution of ratings.	Editorial	Each rating report	Corporate and Financial Institutions Group